FILED BY PFIZER INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ASTRAZENECA PLC

COMMISSION FILE NO. 001-11960

On May 12, 2014, Pfizer’s President of Worldwide Research and Development, Mikael Dolsten, commented in the following article from the London Evening Standard on how the proposed Pfizer-AstraZeneca combination would benefit patients around the world and strengthen the UK’s life sciences industry:

This week, I will be giving evidence before the UK Parliament’s Science and Technology Select Committee on our proposed combination with AstraZeneca. I am a physician scientist by training, and have spent my entire career working on translating cutting-edge science into safe and effective drugs to prevent, treat and cure disease. Appearing before a committee of MPs is certainly a first for me, but I’m actually really excited to have the opportunity to explain why I think a Pfizer-AstraZeneca combination would benefit patients around the world and strengthen the UK’s life sciences industry.

Since we first made our proposal public on April 28 there has been a lot of speculation about what our motivations are. The one thing I want to make clear to the Committee this week is this: fostering great science, and continuing to deliver medical advances that significantly improve patients’ lives, is absolutely at the heart of our desire to combine with AstraZeneca. As someone who joined Pfizer as part of the Wyeth acquisition in 2009, I can speak from personal experience on this subject. That combination provoked similar concerns about the impact of a big merger on scientific progress, but we were able to successfully integrate the two companies’ R&D activities in a short timeframe to create a stronger organisation that was better placed to deliver for patients. Today, much of our leading talent and a large fraction of our portfolio of drugs derive from the historic Wyeth business, which has flourished as part of Pfizer.

We have great respect for AstraZeneca and its proud heritage as an innovation-driven biopharmaceutical business with a rich, science-based foundation in both the United Kingdom and Sweden. But we think that a combination between Pfizer and AstraZeneca would result in an organisation that is even stronger, more efficient and more innovative than either company would be on its own. The combined company would be a scientific powerhouse, with increased capabilities to deliver great benefit to patients and science right across the globe. As well as creating a strong combined R&D organisation and pipeline that would underpin potential innovative growth, we would also be better placed to meet society’s demand for the faster and more cost-effective delivery of medicines to the patients we serve. The complementarity between Pfizer and AstraZeneca’s pipeline assets makes the potential combination particularly exciting, and we believe increases the likelihood for a steady stream of new product launches. Specifically, the combined company would have the potential to offer improved treatment options for patients suffering from cancer, heart disease, diabetes, inflammatory diseases, and advance new preventative vaccines against serious infections caused by meningococcal or staphylococcal bacteria.

British science is also at the heart of our vision for a Pfizer-AstraZeneca combination. The UK has an outstanding heritage in biopharmaceutical R&D, with around a fifth of the top 100 medicines in use across the world today originating from research in the UK – a record second only to that of the US. This has been made possible by the thousands of world-class researchers, clinicians and technicians based in Britain, increasingly working out of dynamic clusters like Cambridge – where cutting edge R&D is being conducted in close proximity to leading academic institutions and the NHS, creating the best possible environment for successful innovation. Successive UK governments have also recognised the strategic importance of the life sciences sector, and have encouraged further investment through incentives such as the Patent Box regime.

Pfizer already has a longstanding and significant R&D presence in the UK, with more than 800 scientists, doctors and researchers hard at work in our world class research centres at Cambridge and Sandwich. The fact that a combination with AstraZeneca would increase our exposure to the UK’s world-class science base is one of the key drivers of our proposal. This is not just empty rhetoric. Recognising the UK Government’s concerns about the significance of our proposal to the UK life sciences sector, we have already made an unprecedented set of commitments to UK science in the event that a combination goes ahead. These include a commitment to complete a substantial R&D innovation hub in Cambridge, and a promise to base key scientific leadership and 20% of the combined company’s total R&D workforce in the UK going forward.

At Pfizer, our driving purpose is to bring new therapies to patients to address important unmet medical needs. We believe that a combination with AstraZeneca would help us to deliver on that objective even more effectively, to the benefit of patients around the world and to UK science. Should our proposal move forward, I am confident that we will be judged on our actions in respect of great science and innovative R&D.

The author is President, Worldwide Research & Development at Pfizer Inc.

Forward-Looking Statements

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Pfizer and the combined businesses of AstraZeneca and Pfizer and certain plans and objectives of Pfizer with respect thereto, including the expected benefits of a potential combination as well as whether a potential combination will be pursued. These forward- looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, uncertainties inherent in research and development, the possibility that a possible offer will not be pursued or will be pursued on different terms and conditions, failure to obtain necessary regulatory approvals or any required financing or to satisfy any of the other conditions to a possible combination, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the possible combination, failure to realize the expected benefits of the possible combination, negative effects of the announcement or the consummation of the possible combination on the market price of Pfizer’s common stock, significant transaction costs and/or unknown liabilities, general economic and business conditions that affect the combined companies following a possible combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business combinations or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made by Pfizer in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause Pfizer’s plans with respect to AstraZeneca, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward- looking statements which speak only as at the date of this document. Pfizer assumes no obligation to update or revise the information contained in this document (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended 31 December 2013 and in its subsequent reports on Form 10-Q and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this document.

Additional U.S.-Related Information

This document is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Pfizer or AstraZeneca. Subject to future developments, Pfizer may file a registration statement and/or tender offer documents with the U.S. Securities and Exchange Commission (the “SEC”) in connection with a possible combination. Pfizer and AstraZeneca shareholders should read those filings, and any other filings made by Pfizer with the SEC in connection with a possible combination, as they will contain important information. Those documents, if and when filed, as well as Pfizer’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and at Pfizer’s website at www.pfizer.com.